	ATTORNEYS AT LAW	Broomfield, CO
720 566-4000
Palo Alto, CA
	101 California Street	650 843-5000
5th Floor
	San Francisco, CA	Reston, VA
	94111-5800 Main 415 693-2000 Fax 415 693-2222	703 456-8000 San Diego, CA 858 550-6000
November 30, 2005	www.cooley.com	Washington, DC 202 842-7800
VIRGINIA C. EDWARDS
Via EDGAR and FedEx	(415) 693-2129
gedwards@cooley.com

Pamela A. Long
Assistant Director
Andrew P. Schoeffler
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Re:	URS Corporation Response to Comments Received Telephonically on November 30, 2005, regarding:

Registration Statement on Form S-3/A Filed November 21, 2005 File No. 333-129266
Dear Ms. Long and Mr. Schoeffler:
On behalf of our client URS Corporation (“URS”), this letter is being filed in response to Staff comments received telephonically on November 30, 2005, in connection with the above referenced Amendment No. 1 to the URS Registration Statement on Form S-3/A (File No. 333-129266) (the “Registration Statement”).
The Staff requested further detail regarding how each selling stockholder received the shares it is offering in the Registration Statement.
In response to the Staff’s request, URS is hereby supplementally providing the following additional information:

Pamela A. Long
Andrew P. Schoeffler
November 30, 2005
Page Two

Blum Fund	Shares Owned	Obtained via:

Blum Strategic Partners, L.P.	3,086,621	Private placement investment in URS in June 1999 in exchange for convertible preferred securities, which funds were used by URS to help finance its acquisition of Dames & Moore; all preferred stock was converted into URS common stock in June 2002.

BK Capital Partners IV, L.P.	182,815	Exercise of warrant in February 1997; warrant was originally acquired in May 1996 from Executive Life Insurance Company.

Stinson Capital Partners, L.P.	117,015	Transfer of 109,029 shares from BK Capital Partners I, L.P. in May 1998; [1] and purchase of an aggregate of 7,986 shares on the open market in December 1999 and January 2000.

Stinson Capital Partners II, L.P.	54,233	Transfer of shares from BK Capital Partners I, L.P. in May 1998.[1]

Stinson Capital Fund (Cayman), Ltd.	18,096	Transfer of shares from BK Capital Partners I, L.P. in May 1998. [1]

Stinson Capital Partners (QP), L.P.	104,112	Transfer of shares from Stinson Capital Partners, L.P. in March 2003, which shares originated as follows:

		• 102,242 shares transferred to Stinson Capital Partners, L.P. from BK Capital Partners I, L.P. [1]

		• aggregate of 1,870 shares purchased by Stinson Capital Partners, L.P. on the open market in December 1999 and January 2000.

Stinson Capital Partners S, L.P.	17,772	Transfer of shares from Stinson Capital Partners (QP), L.P. in January 2005, of which 17,772 of these shares originated as follows:

		• 17,453 shares transferred to Stinson Capital Partners (QP), L.P. from BK Capital Partners I, L.P. [1]

		• aggregate of 319 shares purchased by Stinson Capital Partners (QP), L.P.were purchased on the open market in December 1999 and January 2000.

Blum Capital Partners, L.P.	243	Transfer of shares received from Stinson Capital Partners III, L.P. in connection with the withdrawal of the limited partner from Stinson Capital Partners III, L.P. in February 2004. Stinson Capital Partners III, L.P. acquired all such shares in open market purchases in December 1999 and January 2000.

Pamela A. Long
Andrew P. Schoeffler
November 30, 2005
Page Three

[1]	BK Capital Partners I, L.P. acquired (a) 403,546 shares through the exercise in February 1997 of a warrant acquired from the Company in February 1990, in connection with a private financing with URS and (b) 104,719 shares in connection with another private financing with URS in January 1989.
If you have any further questions or comments, please feel free to contact me at the above number.
Sincerely,
/s/ Virginia C. Edwards
Virginia C. Edwards
cc:	Kent P. Ainsworth, Executive Vice President and Chief Financial Officer Corporation, URS Corporation
Joseph Masters, Vice President and General Counsel
Charles Szurgot, Securities and Corporate Counsel, URS Corporation
Samuel M. Livermore, Esq., Cooley Godward llp
Todd A. Hamblet, Esq., Cooley Godward llp